SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NPS PHARMACEUTICALS, INC.

(Name of Subject Company)

NPS PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62936P103
(CUSIP Number of Class of Securities)

Christine Mikail

Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary

NPS Pharmaceuticals, Inc.

550 Hills Drive, 3rd Fl.
Bedminster, New Jersey 07921

Telephone: (908) 450-5300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Eileen Nugent Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of NPS Pharmaceuticals, Inc. (the “Company”) by Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland and a wholly owned subsidiary of Shire plc (“Parent”) and Knight Newco 2, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated January 11, 2015, by and among the Company, Parent, Merger Subsidiary, and, solely for purposes of Section 12.14 of the Merger Agreement, Shire plc, a company incorporated in Jersey (“Parent Holdco” or “Shire”):

(i)                                     Joint press release of the Company and Shire, dated January 11, 2015 (Exhibit 99.1);

(ii)                                  Letter to Company employees from Francois Nader, the Company’s Chief Executive Officer, first sent on January 11, 2015 (Exhibit 99.2);

(iii)                               Employee FAQ, first used on January 11, 2015 (Exhibit 99.3);

(iv)                              Form of letter to certain partners and suppliers of the Company, first sent on January 11, 2015 (Exhibit 99.4);

(v)                                 Form of letter to certain investigators, first sent on January 11, 2015 (Exhibit 99.5);

(vi)                              Form of letter to certain patient advocacy groups, first sent on January 11, 2015 (Exhibit 99.6);

(vii)                           Investor Conference Call Slide Presentation, dated January 11, 2015 (Exhibit 99.7);

(viii)                        Transcript of Investor Conference Call held on January 11, 2015 (Exhibit 99.8);

(ix)                              Presentation used for Company employee town hall dated January 12, 2015 (Exhibit 99.9).

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

The tender offer for the outstanding common stock of NPS Pharmaceuticals has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Shire plc, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by NPS Pharmaceuticals.  The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.  INVESTORS AND STOCKHOLDERS OF NPS PHARMACEUTICALS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to NPS Pharmaceuticals stockholders when available, and may also be obtained by contacting NPS Pharmaceuticals’ Investor Relations Department at NPS Pharmaceuticals, 550 Hills Drive #310, Bedminster Township, NJ 07921, telephone number (908) 450-5300 or from NPS Pharmaceuticals’ website, www.npsp.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements.  These forward-looking statements include, without limitation, statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently.  These statements reflect our current views concerning future events and are based on a number of assumptions that could ultimately prove inaccurate. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: the timing of the filings and approvals relating to the transaction and the expected timing of the completion of the transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares of Company common stock in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction that may result in a termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most

2

recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by a subsidiary of Shire, and the Solicitation/Recommendation Statement to be filed by the Company.  These risks and uncertainties and other factors, individually or in the aggregate, could cause actual results and events to differ materially from those referred to in the forward-looking statements.  The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by applicable law or the rules and regulations of the SEC.

3